Exhibit 6.4

SPECIAL LENDING AGREEMENT WITH SECURITY COLLATERAL

This Special Lending Agreement with Security Collateral (the “Agreement”) is made by and between UC Asset LP (the “Company” or “Lender”), a Delaware limited partnership, and Xianghong Wu aka Larry Wu (“General Partner” or “Borrower”), who is also the general partner of the Company, on the date of January 20, 2025 (the “Effective Date”).

WHEREAS, in consideration of the interests of its shareholders, the Company authorized and approved a share repurchase program to repurchase its shares via open market, on January 10, 2024, and filed a Form 1-U to disclose this repurchase program on the same date.

WHEREAS, due to laws and regulations, including Rule 10b-18 (“Safe Harbor” for Issuer Repurchases) of the Security Act, there are technical issues hindering the Company from effecting stock repurchases in any significant amount on the open market. Therefore, the Company cancelled its share repurchase program on August 30, 2024, and filed a Form 1-U to disclose this cancellation on the same date.

WHEREAS, in lieu of a stock repurchase program, the general partner of the Company announced it will purchase shares of the Company on open market. This intention is disclosed on the same Form 1-U filed by the Company on August 30, 2024.

WHEREAS, due to the limited financial capacity, the general partner is in need of extra funds to execute the disclosed share purchases.

NOW, THEREOF, in consideration of the interests of its shareholders, and other consideration and convenance, the Company agrees to provide to the General Partner, and the General Partner agrees to accept, a secured line of credit (the “Line of Credit”) for the purpose of purchasing the Company’s share on open market, subject to terms and conditions hereinunder:

1. Secured Line of Credit. In order to induce the Company to lend General Partner funds, Borrower hereby pledges all of its holdings (the “Collateral”) of the Company’s shares as collateral to secure the Line of Credit. The Collateral shall include 1) all shares owned by the Borrower as of and by the Effective Date, which are 167,703 shares in total; AND 2) all shares purchased by the Borrower, deducted by all shares sold by the Borrower, after the Effective Date. The sum total of the above 1) and 2) shall be referred to as “Total Holdings” from now on.

2. Valuation of Collateral. The valuation of Collateral (the “Value”), at any a time, shall be decided by the most recent share price of the Company of an independent transaction, multiplied by number of shares of the Total Holdings. An independent transaction is a transaction of which the buyer is not an officer, a controlling shareholder, a manager or a general partner of the Company, or an affiliate of an officer, a controlling shareholder, a manager or a general partner of the Company.

3. Credit Limit. The credit limit (the “Limit”) of the Line of Credit shall be set at the lower of 1) fifty percent (50%) of the Value, fluctuating simultaneously with the Value. Or 2) Fifty Thousand dollars ($50,000).

4. Remedy to Exceeded Limit. If, for any reason, the outstanding balance on the Line of Credit, including principal and interest, exceeds the Limit, the Borrow shall immediately stop any stock purchase, and shall immediately pay down the outstanding balance till the Limit is no longer exceeded.

5. Interest. Any funds drawn under this agreement shall be given a grace period free from interest until the beginning of the seventh calendar month following the draw, from when the drawn amount shall bear a fixed monthly interest equal to the five-year treasury bond yield in the beginning of that month, plus one extra point, round up to the nearest half point percentage, and then divided by twelve.

(For example, if $5,000 was drawn on January 03, it wouldn’t be charged any interest till July 01. And if the five-year treasury bond yield was 4.75% on November 01, the monthly interest assessed on the said $5,000 shall be 5.50%/12, as 4.75%+0.50%=5.25% and then round up to 5.50% and then divided by 12.)

6. Use of Funds. All funds drawn under this Line of Credit shall be forwarded to the personal brokerage account of the Borrower. Borrower may use the withdrawn funds to purchase shares of the Company, of which the time, amount and price are the sole discretion of the Borrower. For the purposes of efficiency, Borrower may use unused funds to purchase other securities as investments, but the total amount of funds used to purchase any other securities shall not exceed twenty thousand dollars ($20,000) at any given time.

7. Maturity. All drawn funds, including all accumulated interests, share mature and become immediately due and payable on the day five calendar years after the date when Borrower made his first draw under this Line of Credit. Borrow shall use its best efforts to pay back any drawn funds, first interest and then principal, from time of time prior to the maturity date.

8. Disclosure. The existence of this Agreement shall be disclosed to shareholders in the first filing after the execution of this Agreement.

9. Miscellaneous. 1) Entire Agreement. This Agreement constitutes the entire understanding by and between the parties relating to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements with respect to such subject matter. 2) Severability. If any provision of this Agreement is determined by an arbitrator or by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be automatically reformed and construed so as to be valid, legal and enforceable to the maximum extent permitted by law or equity while preserving its original intent. The invalidity, illegality or unenforceability of any part of this Agreement shall not render invalid the remainder of this Agreement. 3) Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflicts of laws. 4) Amendment. This Agreement may not be amended except by a writing executed by both Parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the day and year first above written.

UC Asset LP		Xianghong Larry Wu

By:		By:
	Xianghong Larry Wu, General Partner		Himself

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